June 3, 2022

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 4, 2022
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated May 26, 2022 (the “Comment Letter”) relating to the above referenced SEC filing.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.
We note that a majority of your operations are conducted in Macao, a special administrative region of China. Please see the Sample Letter to China-Based Companies, available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies, and revise your disclosure to address the legal and operational risks associated with being a China-based company, taking in to account your particular facts and circumstances. If you believe any of the comments in the letter do not apply to you, please explain why.

Response: We acknowledge the Staff’s comment. We believe that the legal and operational risks associated with being a China-based company, as identified in the Staff’s Sample Letter to China-Based Companies (“Sample Letter”), either did not apply to the Company, were not material to the Company to warrant a separate discussion or were addressed in its Form 10-K for the year ended December 31, 2021, as further detailed below.

We do not believe certain risks identified in the Sample Letter were relevant and/or material to us for the periods covered by our Form 10-K for the year ended December 31, 2021, because neither the Company nor any of its subsidiaries, including Sands China Ltd. (“SCL”), have any variable interest entities (“VIEs”) or any material contractual arrangements with VIEs based in China, including Hong Kong and Macao. As described in Item 1 — Business — Our Company and elsewhere in the Form 10-K, the Company, through its 69.9% ownership of SCL, owns and operates a collection of Integrated Resorts in Macao. SCL is a holding company incorporated in the

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
June 3, 2022

Cayman Islands and conducts its operations in Macao through subsidiaries located in Macao. In addition, SCL has subsidiaries incorporated in Hong Kong and two subsidiaries incorporated in mainland China that provide back-office support for its business operations in Macao, such as information technology, accounting, hotel management and marketing services, which complement and support SCL’s main back-office functions in Macao. Moreover, we do not believe the Holding Foreign Companies Accountable Act and related regulations will affect us.

We recognize that a majority of our operations are conducted in Macao and we are exposed to potential legal and operational risks associated with operating in Macao’s hospitality and casino industry. In this regard, the Company believes its disclosures under Item 1A — Risk Factors of its Form 10-K for the year ended December 31, 2021, adequately addressed potentially material legal and operations risks in light of the Company’s particular facts and circumstances, such as the following:
•We are subject to extensive regulations that govern our operations in any jurisdiction where we operate.
•Certain local gaming laws apply to our gaming activities and associations in other jurisdictions where we operate or plan to operate.
•We may stop generating any gaming revenues from our operations if we cannot secure an extension or renewal of our Macao subconcession, which expires in 2022.
•Our Macao subconcession and Singapore concession can be terminated under certain circumstances without compensation to us.
•The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.
•The Macao and Singapore governments could grant additional rights to conduct gaming in the future and increase competition we face.
•Conducting business in Macao and Singapore has certain political and economic risks.
•Our tax arrangements with the Macao government may not be extended on terms favorable to us or at all beyond their June 26, 2022 expiration dates.
•VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas.
•We compete for limited management and labor resources in Macao and Singapore, and policies of those governments may also affect our ability to employ imported managers or labor.

In addition, the Company believes it appropriately disclosed the material aspects of its business operations in Macao in its Form 10-K for the year ended December 31, 2021, including under Item 1 — Business — Regulation and Licensing, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 1 — Organization and Business of Company; Note 10 — Long-Term Debt; Note 15 — Commitments and Contingencies; and Note 18 — Segment Information.

The Company will continue to monitor and evaluate the potential risks related to companies that have the majority of their operations in China and will consider expanding its disclosure of risks in future Form 10-K filings as warranted.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
June 3, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Adjusted Property EBITDA, page 51

2.
Please revise your disclosure to include a reconciliation from GAAP-based consolidated net income to Consolidated adjusted property EBITDA in your MD&A. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We acknowledge the Staff’s comment. We currently present the GAAP-based consolidated net income to consolidated adjusted property EBITDA reconciliation in Note 18 – Segment Information in the Notes to Consolidated Financial Statements. To minimize redundancy in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we elected to cross reference the required reconciliation to Note 18 in lieu of duplicating the reconciliation table. This cross reference is included in the first sentence of the Segment Adjusted Property EBITDA section in MD&A. We will revise our future filings to include the required reconciliation in the MD&A when disclosing the consolidated adjusted property EBITDA.

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 923-9238.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands